Highland Opportunities & Income Fund SC TO-I

Exhibit 99.(a)(1)(iii)

Offer to Exchange for Preferred Shares

by

Highland Opportunities and Income Fund

Up to $100 Million in Value of its Common Shares

At a Purchase Price of $10.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 4, 2024, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

February 3, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Highland Opportunities and Income Fund, a Massachusetts business trust (the “Company,” “Fund,” “we,” “us,” or “our”), is offering to exchange the Company’s currently outstanding common shares of beneficial interest, par value $0.001 per share (“Common Shares”), for newly-issued shares of the Company’s 5.375% Series B Cumulative Preferred Shares, par value $0.001 and liquidation preference $25.00 per share (“Series B Preferred Shares”), on the terms and subject to the conditions set forth in this offer to exchange (the “Offer to Exchange”) and in the accompanying letter of transmittal (the “Letter of Transmittal”).

On the terms and subject to the conditions of the Exchange Offer (as defined below), we are offering to exchange the Fund’s currently outstanding Common Shares at a per Common Share price of $10, less any applicable withholding taxes and without interest (the “Purchase Price”), for Common Shares validly tendered and not withdrawn in the Exchange Offer, taking into account the total number of Common Shares so tendered, in return for Series B Preferred Shares, as described, and in the amount and manner set forth, below. Such Series B Preferred Shares will be issued in exchange for full Common Shares properly tendered (and not validly withdrawn) prior to 5:00 p.m., New York City time, on March 4, 2025 (such time and date, as the same may be extended or earlier terminated) and accepted by us.

Tendering shareholders will each receive Series B Preferred Shares (the “Exchange Consideration”) that are equal in value to the product of (A) the Purchase Price and (B) the number of Common Shares validly tendered and not withdrawn in the Exchange Offer. No fractional Series B Preferred Shares will be issued. If the Exchange Consideration would otherwise include a fractional Series B Preferred Share, the Exchange Consideration will be rounded down to the nearest whole Series B Preferred Share. In addition, we will only accept full Common Shares that have been properly tendered to avoid creating fractional Common Shares. Based on the proposed $10.00 Purchase Price for Common Shares and $25.00 per share liquidation preference for Series B Preferred Shares, it is anticipated that in order to avoid the creation of fractional Series B Preferred Shares or fractional Common Shares, only lots of multiples of five (5) Common Shares or a number of whole Common Shares whose exchange will result in a whole number of Series B Preferred Shares will be accepted, in exchange for corresponding lots of two (2) Series B Preferred Shares at the Purchase Price. To the extent that tendering shareholders own fractional Common Shares, tendering shareholders should contact their broker or other securities intermediary to determine what, if any, accommodations may be made given that they must submit on behalf of shareholders only lots of multiples of five (5) Common Shares or a number of whole Common Shares whose exchange will result in a whole number of Series B Preferred Shares. We refer to this offer, on the terms and subject to the conditions set forth herein, as the “Exchange Offer.”

All Common Shares that we acquire in the Exchange Offer will be acquired at the Purchase Price. We will purchase only Common Shares validly tendered and not properly withdrawn at or prior to the Expiration Date. However, because of the proration provision described in this Offer to Exchange, we may not purchase all of the Common Shares tendered if the Exchange Offer is oversubscribed. Additionally, we may not purchase all of the Common Shares tendered if the shares are not tendered in lots of multiples of five (5) Common Shares or an amount of whole Common Shares whose exchange will result in a whole number of Series B Preferred Shares, regardless of whether the Exchange Offer is oversubscribed or undersubscribed. Common Shares tendered but not purchased in the Exchange Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Date.

We expressly reserve the right, in our sole discretion, to change the per Common Share Purchase Price and to increase or decrease the aggregate Purchase Price of Common Shares sought in the Exchange Offer, subject to applicable law and the authorization of our Board of Trustees (the “Board”). In accordance with the rules of the Securities Exchange Commission (the “SEC”), if more than $100,000,000 in aggregate Purchase Price of Common Shares is tendered in the Exchange Offer, subject to the authorization of our Board, we may increase the aggregate Purchase Price of Common Shares accepted for exchange in the Exchange Offer by no more than the amount needed to purchase an additional 2% of the outstanding Common Shares without extending the Expiration Date.

The Exchange Offer is conditioned on, among other things, holders tendering (and not properly withdrawing) a minimum of five (5) Common Shares or a number of whole Common Shares whose exchange will result in a whole number of Series B Preferred Shares and the Exchange Offer is not conditioned on, among other things, Common Shares representing a certain aggregate Purchase Price at or prior to the Expiration Date. See “Terms of the Exchange Offer—Conditions to the Exchange Offer.”

Following the consummation of the Exchange Offer, each Common Share that was not tendered or was tendered and returned to common shareholders will continue to be outstanding and otherwise unaffected by the Exchange Offer, other than being subordinate to the Series B Preferred Shares in right of payment of dividends and distributions and upon liquidation.

Holders of Series B Preferred Shares will be entitled to receive, when, as and if authorized by, or under authority granted by, the Board and declared by the Company, out of funds legally available therefor, cumulative cash dividends and distributions at the rate of 5.375% per annum on the $25.00 per share liquidation preference on the Series B Preferred Shares. Dividends and distributions on Series B Preferred Shares will be payable quarterly on March 31, June 30, September 30 and December 31 in each year commencing on March 31, 2025. The Series B Preferred Shares may be redeemed by the Company and are subject to mandatory redemption by the Company in certain circumstances. The Series B Preferred Shares will rank on parity with existing and any future preferred shares and senior to the Common Shares with respect to dividend and distribution rights and rights upon liquidation of the Company. Dividends and distributions on Common Shares will be paid in the ordinary course. If you own Common Shares on any record date for dividends and distributions that precedes the Expiration Date, you will receive those dividends and distributions whether or not you tender shares into the Exchange Offer. See “Special Characteristics and Risks of the Series B Preferred Shares—Redemption” and “—Special Note Regarding the Use of Dates in this Offer to Exchange” in this Offer to Exchange.

As of January 28, 2025, there were 65,296,917 Common Shares outstanding, and all calculations of percentage ownership in this Offer to Exchange are based on such number of outstanding Common Shares. As of January 28, 2025, 5,800,000 Series A Preferred Shares were outstanding. As of January 28, 2025, 4,000,000 Series B Preferred Shares were designated, with none issued or outstanding. Our Common Shares trade on the New York Stock Exchange (“NYSE”) under the symbol “HFRO”. The Company’s net asset value (“NAV”) per Common Share at the close of business on January 28, 2025 was $12.82 and the last reported sale price of a Common Share on the NYSE on that day was $5.68.

Application has been made to list the Series B Preferred Shares on the NYSE. If the application is approved, the Series B Preferred Shares are expected to commence trading on the NYSE within thirty days of the date of issuance. Prior to this offering, there has been no public market for Series B Preferred Shares. If the application is approved, it is anticipated that trading on the NYSE will begin within thirty days from the date of the Expiration Date. Consequently, it is anticipated that, prior to the commencement of trading on the NYSE, an investment in Series B Preferred Shares will be illiquid.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Investment Company Act of 1940 (the “1940 Act”) and, in accordance therewith, files reports, proxy statements, proxy materials and other information with the SEC. Materials filed with the SEC can be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or downloaded from the SEC’s website at www.sec.gov. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 551-8090. You may also request copies of these materials, upon payment at the prescribed rates of a duplicating fee, by electronic request to the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549-0102.

The Series B Preferred Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

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For your information and for forwarding to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Exchange;
2.	The Letter of Transmittal for your use and for the information of your clients, and an IRS Form W-9; and
3.	A letter to clients that you may send to your clients for whose accounts you hold Common Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

The Company’s Board of Trustees (the “Board”) has authorized the Company to make the Offer; however, none of the Company, the members of the Board, EQ Fund Solutions, LLC, the information agent for the Offer (the “Information Agent”), or Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), or any of our or their respective affiliates, makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Common Shares. None of the Company, the members of the Board, the Information Agent or the Depositary, or any of our or their respective affiliates, has authorized any person to make any recommendation with respect to the Offer. Shareholders must decide whether to tender or refrain from tendering their Common Shares and, if deciding to tender, how many Common Shares to tender. We recommend that shareholders consult their own financial and tax advisors, and read carefully and evaluate the information in the Offer to Exchange and in the Letter of Transmittal, including the Company’s reasons for making the Offer, before taking any action with respect to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 4, 2025, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

For Common Shares to be tendered properly pursuant to the Offer, the certificates for such Common Shares, or confirmation of receipt of such Common Shares pursuant to the procedure for book-entry transfer set forth under the heading “The Exchange Offer” in the Offer to Exchange, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as defined in the Offer to Exchange) in the case of a book-entry transfer, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of the Offer to Exchange.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees for soliciting tenders of Common Shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers (including, if applicable, the Depositary), commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Common Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as an agent of the Company, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Common Shares except as otherwise provided in the Offer to Exchange or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Exchange. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, EQ Fund Solutions, LLC, at: (866) 416-0576.

Very truly yours,

Equiniti Trust Company, LLC

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF HIGHLAND OPPORTUNITIES AND INCOME FUND, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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